Mario Pani No. 100 9° piso
Coca-Cola FEMSA S.A.B. de C.V.	Col. Santa Fe Cuajimalpa. 05300 México, D.F.
Tel. 15 19 50 00

July 9, 2013

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coca-Cola FEMSA, S.A.B. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
(File No. 1-12260)

Dear Ms. Jenkins:

By letter dated July 1, 2013 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed on March 15, 2013 (the “2012 Form 20-F”) by Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”).  We today submit herewith, via facsimile and EDGAR, responses to the Staff’s comments.

For your convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

Form 20-F for the Year Ended December 31, 2012

Notes to the Consolidated Financial Statements, page F-7

Note 29, Supplemental Guarantor Information, page F-66

1.
Your disclosure regarding your guarantor subsidiary indicates that Propimex is a wholly-owned subsidiary who has on a full and unconditional basis guaranteed the outstanding debt.  Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X.  Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiary is 100% owned.  To the extent it is not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

We confirm that our guarantor subsidiary is 100% owned, directly or indirectly, by the Company in accordance with Rule 3-10(h) of Regulation S-X.  We will update our disclosure in future filings to clarify this fact.
********

Ms. Tia Jenkins, page 2

Also, as requested by the Staff, the Company acknowledges that:

§ it is responsible for the adequacy and accuracy of the disclosure in its filings;

§ Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

§ the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Héctor Treviño Gutiérrez
Mr. Héctor Treviño Gutiérrez
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.

cc:

Duane McLaughlin

Erin Langley

Cleary Gottlieb Steen & Hamilton LLP